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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                                                SEC FILE NUMBER
                                   FORM 12b-25                      0-8115
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                                                               -----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
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(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F
              [ ] Form 11-K  X  Form 10-Q and Form 10-QSB
              [ ] Form N-SAR

                  For Period Ended:  March 31, 2000
                                     --------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR


         For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

PH Group Inc.
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Full Name of Registrant


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Former Name if Applicable

2241 CityGate Drive
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Address of Principal Executive Office (Street and Number)


Columbus, Ohio 43219
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City, State and Zip Code


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PART II -- RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

X    (b)  The subject quarterly report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-QSB or portion thereof could not be filed within the prescribed time period.

The Company is currently negotiating with banks and/or other potential equity investors regarding new financing agreements. Final documentation regarding such pending financing transactions cannot be obtained by May 15, 2000. Obtaining the financing affects the classification of such debts in the Company's financial statements.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kenneth P. Furlong                        614                  416-7250
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            (Name)                    (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).  [ ] Yes   [X] No

     Form 12b-25 was filed for the Company's June 30, 1999 Form 10-QSB and also for the Company's December 31, 1999 Form 10-KSB.

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?   [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a loss from operations which compares to the prior year break-even results. The Company was unable to ship a major order in the first quarter that would have increased sales $1.5 million in the period. This is expected to contribute $.4 million to gross profit. The Company expects the order to be completed in the second quarter of 2000.

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                                  PH Group Inc.
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May  12, 2000                          By /s/ C. T. Sherman
      ------------------------------            ---------------------------
                                              Charles T. Sherman, President


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). [Added in Release No. 34-31905) (P. 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (P. 85,475),
effective January 30, 1995, 59 F.R. 67752.]